FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 21, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Glencairn Gold Corporation 6 Adelaide Street East, Suite 500 Toronto, Ontario M5C 1H6

2.	Date of Material Change

November 18, 2005

3.	News Release

A news release with respect to the material change referred to in this report was issued on November 18, 2005 and subsequently filed on SEDAR.

4.	Summary of Material Change

Glencairn Gold Corporation (the “Company”) announced that an agreement has been reached with all three unions at the Limon Mine in Nicaragua allowing operations to resume immediately. Mining operations were suspended November 3, 2005, when an illegal road blockade was established by a small group of employees from one of the unions. During the work stoppage, the Company began preparation of a revised life-of-mine plan using a higher cut-off grade for ore reserves.

5.	Full Description of Material Change

The Company announced that an agreement has been reached with all three unions at the Limon Mine in Nicaragua allowing operations to resume immediately. Mining operations were suspended November 3, 2005, when an illegal road blockade was established by a small group of employees from one of the unions. This and several other previous blockades had undermined the Company’s efforts to contain costs and put the operation on a solid, long-term footing.

The unions have made an unconditional agreement with the Company that future disputes will be resolved according to the resolution mechanisms in the collective agreement signed between the Company and the unions earlier this year. No concessions were made by the Company.

During the work stoppage, the Company began preparation of a revised life-of-mine plan using a higher cut-off grade for ore reserves. The Company expects this to result in a minor reduction in mineral reserves at Limon due to the elimination of lower grade blocks as well as those below the 260-metre level in the mine. The effect of these measures will be to increase the mineral reserve grade as well as reduce mining costs in the Talavera deposit, where most of the ore is currently sourced. It will also involve a reduction in the workforce. The Company will publish a summary of the revised life-of-mine plan when completed.

Development of the Santa Pancha Deposit on the Limon concession has also resumed. Santa Pancha is expected to provide mill feed in the second quarter of 2006 and be in full production in the second half of 2006. Production from Santa Pancha will allow Limon greater flexibility in its operations, which the Company expects will result in higher mill throughput and increased grades, thereby further reducing operating costs per ounce of gold produced.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2004 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation at (416) 860-0919.

9.	Date of Report

November 21, 2005.